Exhibit 99.1

Scienjoy Reports Unaudited First Quarter 2023 Financial Results

BEIJING, June 23, 2023 /PRNewswire/— Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced its financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Operating and Financial Highlights

●	Total net revenues was RMB304.3 million (US$44.3 million) in the first quarter of 2023, as compared with RMB463.4 million in the same period of 2022.

●	Gross profit was RMB40.1 million (US$5.8 million) in the first quarter of 2023, as compared with RMB114.5 million in the same period of 2022. Gross margin was 13.2% in the first quarter of 2023, as compared with 24.7% in the same period of 2022.

●	Net loss amounted to RMB5.5 million (US$0.8 million) in the first quarter of 2023, as compared with a net income of RMB83.2 million in the same period of 2022.

●	Net loss attributable to the Company’s shareholders amounted to RMB3.2 million (US$0.5 million) in the first quarter of 2023, as compared with a net income attributable to the Company’s shareholders of RMB83.2 million in the same period of 2022.

●	Adjusted net income attributable to the Company’s shareholders was RMB5.2 million (US$0.8 million) in the first quarter of 2023, as compared with RMB77.7 million in the same period of 2022.

●	Total paying users were 181,974 in the first quarter of 2023, as compare with 248,988 in the same period of 2022.

●	As of March 31, 2023, the Company had RMB179.7 million (US$26.2 million) in cash and cash equivalents, which represented an increase of RMB4.4 million from RMB175.3 million as of December 31, 2022.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “The Metaverse and AI technology are revolutionizing how consumers interact with online entertainment. It not only provides consumers with more immersive, intelligent and personalized experiences but also unlocks exciting business opportunities for Scienjoy. That’s why we’re taking bold steps to reshape our business development plan. Our primary goal is to provide individuals worldwide with an extraordinary and personalized Metaverse Lifestyle. Through collaboration with our partners, we’re constructing an open Metaverse platform and ecosystem, integrating cutting-edge AIGC technology and leveraging our extensive online business expertise. Our unwavering focus is on delivering intelligent, diverse, and personalized Metaverse content and services that fully immerse users in this exhilarating new realm. Furthermore, we are strongly committed to expanding our global presence, beginning with the dynamic Middle East and North Africa (MENA) market. Our strategy involves introducing innovative metaverse products and services to establish our business as a prominent global force. We’re playing the long game, underpinned by a sustainable development strategy. Our exceptional team and unwavering dedication to innovation are our competitive advantages. We have complete confidence that not only will we maintain our leadership position in this Metaverse era, but we’ll also continually generate significant value.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “Our adjusted net income attributable to the Company’s shareholders was RMB5.2 million (US$0.8 million) in the first quarter of 2023, demonstrating our strong profitability and our reliable and resilient business model. In addition, the increase in cash and cash equivalents of RMB4.4 million reflected our ability to maintain a healthy cash position. We remain focused on implementing strategies to explore growth potential in our business, capture the increasing opportunities in the Metaverse field, and globalize our business. Our key strategic priorities revolve around building a strong business presence in the Metaverse field and expanding our business internationally, especially in Middle-East, and our key operational priorities include enhancing user engagement, diversifying our revenue streams, and optimizing our platforms. We will continue to invest in research and development to drive innovation and enrich our product and service offerings. To further drive enterprise value, we will continue to manage our costs, improve our operational efficiency and accelerate profitable growth. We believe our long-term growth prospects remain intact. We appreciate the continued support of our shareholders and will continue our efforts to enhance our competitive position in the industry and our capability to make significant progress on business growth. We are confident in the trajectory that our business is on and believe 2023 will be a pivotal year for Scienjoy.”

First Quarter 2023 Financial Results

Total net revenues decreased to RMB304.3 million (US$44.3 million) in the first quarter of 2023 from RMB463.4 million in the same period of 2022, primarily caused by decrease of paying users and average ARPPU due to competitive landscape of China’s mobile live streaming market.

Cost of revenues decreased to RMB264.2 million (US$38.5 million) in the first quarter of 2023 from RMB349.0 million in the same period of 2022. This decrease was primarily attributable to a year-over-year decrease of RMB71.8 million, or 23.2%, in the Company’s revenue sharing fees and content costs, which was in line with the decrease of revenue in the first quarter of 2023 due to fewer marketing activities.

Gross profit decreased to RMB40.1 million (US$5.8 million) in the first quarter of 2023 from RMB114.5 million in the same period of 2022. Gross margin in the first quarter of 2023 and 2022 was 13.2% and 24.7%

Total operating expenses decreased to RMB35.2 million (US$5.1 million) in the first quarter of 2023 from RMB36.2 million in the same period of 2022.

●	Sales and marketing expenses decreased to RMB0.2 million (US$30,000) in the first quarter of 2023 from RMB0.6 million in the same period of 2022, primarily due to fewer marketing activities.

●	General and administrative expenses decreased to RMB17.3 million (US$2.5 million) in the first quarter of 2023 from RMB19.1 million in the same period of 2022. This decrease was mainly caused by less consulting and professional fees as well as less employee salary and welfare as compared to the same period of 2022.

●	Research and development expenses kept consistently at RMB16.8 million (US$2.4 million) in the same period of 2023 and 2022.

●	Provision for doubtful accounts was RMB0.9 million (US$0.1 million) in the first quarter of 2023 as compared to a recovery of doubtful accounts of RMB0.3 million in the same period of 2022, due to slow collection.

Change in fair value of contingent consideration amounted to a loss of RMB4.5 million (US$0.7 million) in the first quarter of 2023, as compared to a gain of RMB4.7 million in the same period of 2022. Change in fair value of contingent consideration is derived from the Company’s reverse recapitalization with Wealthbridge Acquisition Limited on May 7, 2020, acquisition of BeeLive on August 10, 2020 and acquisition of Hongren on January 1, 2022, which involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrant liabilities amounted to a loss of RMB1.9 million (US$0.3 million) in the first quarter of 2023, as compared with a gain of RMB4.5 million in the same period of 2022. The Company’s warrants assumed from SPAC acquisition that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that is recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Change in fair value of investment in marketable security increased to RMB1.6 million (US$0.2 million) in the first quarter of 2023 from RMB0.5 million in the same period of 2022. In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to one director of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company. The investment was classified as investment in marketable security, which is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Investment loss amounted to RMB0.2 million (US$32,000) in the first quarter of 2023, as compared with an investment income of RMB0.3 million in the same period of 2022. The investment loss (income) was primarily resulted from the Company’s investment in Qingdao Sixiang Zhuohong Private Equity LP (“Qingdao LP”), which is accounted for using equity method.

Net loss was RMB5.5 million (US$0.8 million) in the first quarter of 2023, compared with net income of RMB83.2 million in the same period of 2022.

Net loss attributable to the Company’s shareholders was RMB3.2 million (US$0.5 million) in the first quarter of 2023, compared with net income attributable to the Company’s shareholders of RMB83.2 million in the same period of 2022.

Adjusted net income attributable to the Company’s shareholders decreased to RMB5.2 million (US$0.8 million) in the first quarter of 2023 from RMB77.7 million in the same period of 2022.

Basic and diluted net loss attributable to the Company’s shareholders per ordinary share in the first quarter of 2023 were RMB0.08(US$0.01). In comparison, basic and diluted net income per ordinary share in the same period of 2022 were RMB2.34.

Adjusted basic and diluted net income attributable to the Company’s shareholders per ordinary share in the first quarter of 2023 were RMB0.13 (US$0.02). In comparison, adjusted basic and diluted net income per ordinary share in the same period of 2022 were RMB2.18.

As of March 31, 2023, the Company had cash and cash equivalents of RMB179.7 million (US$26.2 million) compared to RMB175.3 million as of December 31, 2022.

Business Outlook

The Company expects its total net revenues to be in the range of RMB 334 million to RMB 360 million in the second quarter of 2023. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly with respect to the potential impact of COVID-19 on the economy in China and other markets around the world.

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service ecosystem to delight and entertain users. With over 300 million registered users, Scienjoy currently operates five livestreaming platform brands, including Showself, Lehai, Haixiu, and BeeLive, which features both the Mifeng Chinese versionand BeeLive International version, and Hongle.tv. Scienjoy uniquely combines a gamified business approach to livestreaming, in-depth knowledge of the livestreaming industry, and cutting-edge technologies such as blockchain, augmented reality (AR),virtual reality (VR), and big data, to create a unique user experience. Scienjoy is devoted to building a livestreaming Metaverse to provide users with the ultimate immersive experience, a social media network that transcends time and space, a digital community that spans virtual and physical reality, and a content-rich ecosystem. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on March 31, 2023, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Tina Xiao

Ascent Investor Relations

+1 (917) 609-0333

tina.xiao@ascent-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of March 31,
	2022	2023	2023
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	175,292	179,703	26,167
Accounts receivable, net	316,657	239,381	34,856
Prepaid expenses and other current assets	115,170	112,760	16,420
Amounts due from related parties	1,115	-	-
Investment in marketable security	40,548	42,126	6,134
Total current assets	648,782	573,970	83,577

Property and equipment, net	2,735	2,492	363
Intangible assets, net	419,055	417,336	60,769
Goodwill	172,781	172,781	25,159
Long term investment	234,176	237,458	34,577
Long term deposits and other assets	953	928	135
Right-of-use assets	19,209	17,479	2,545
Deferred tax assets	4,337	5,187	755
Total non-current assets	853,246	853,661	124,303
TOTAL ASSETS	1,502,028	1,427,631	207,880

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loan	5,000	5,000	728
Accounts payable	116,251	43,435	6,325
Accrued salary and employee benefits	12,428	14,767	2,150
Accrued expenses and other current liabilities	13,264	8,292	1,207
Current portion of contingent consideration – earn-out liability	4,336	8,854	1,289
Warrant liabilities	166	2,101	306
Income tax payable	13,531	17,973	2,617
Lease liabilities-current	7,174	9,229	1,344
Deferred revenue	93,383	88,416	12,874
Total current liabilities	265,533	198,067	28,840

Non-current liabilities
Deferred tax liabilities	61,236	60,881	8,865
Lease liabilities-non-current	12,773	9,826	1,431
Total non-current liabilities	74,009	70,707	10,296
TOTAL LIABILITIES	339,542	268,774	39,136
Commitments and contingencies Shareholders’ equity*
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 36,684,668 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2022 and March 31,2023, respectively.

Class A ordinary shares	396,880	398,773	58,066
Class B ordinary shares	23,896	23,896	3,479
Shares to be issued	33,923	33,923	4,940
Treasury stocks	(16,482)	(16,482)	(2,400)
Statutory reserves	39,208	39,208	5,709
Retained earnings	665,099	661,949	96,387
Accumulated other comprehensive income	18,070	18,083	2,635
Total shareholders’ equity	1,160,594	1,159,350	168,816
Noncontrolling interest	1,892	(493)	(72)
Total equity	1,162,486	1,158,857	168,744
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,502,028	1,427,631	207,880

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For three months ended
	March 31,	March 31,	March 31,
	2022	2023	2023
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	445,339	291,111	42,389
Live streaming - time based virtual items revenue	7,465	5,511	802
Technical services	10,641	7,669	1,117
Total revenues	463,445	304,291	44,308

Cost of revenues	(348,969)	(264,195)	(38,470)

Gross profit	114,476	40,096	5,838

Operating expenses
Sales and marketing expenses	(584)	(209)	(30)
General and administrative expenses	(19,108)	(17,309)	(2,520)
Recovery of (provision for) doubtful accounts	259	(861)	(125)
Research and development expenses	(16,815)	(16,810)	(2,448)
Total operating expenses	(36,248)	(35,189)	(5,123)
Income from operations	78,228	4,907	715

Change in fair value of contingent consideration	4,740	(4,518)	(658)
Change in fair value of warrants liability	4,499	(1,932)	(281)
Change in fair value of investment in marketable security	461	1,578	230
Investment income (loss)	251	(218)	(32)
Interest income	496	437	64
Interest expense	-	(33)	(5)
Other expenses, net	60	171	25
Foreign exchange gain (loss), net	60	(33)	(5)

Income (loss) before income taxes	88,795	359	53

Income tax expenses	(5,569)	(5,894)	(858)

Net income (loss)	83,226	(5,535)	(805)
Less: net loss attributable to noncontrolling interest	-	(2,385)	(347)
Net income (loss) attributable to the Company’s shareholders	83,226	(3,150)	(458)

Other comprehensive income (loss)
Other comprehensive income (loss) - foreign currency translation adjustment	(36)	13	2
Comprehensive income (loss)	83,190	(5,522)	(803)
Less: comprehensive loss attributable to non-controlling interests	-	(2,385)	(347)
Comprehensive income (loss) attributable to the Company’s shareholders	83,190	(3,137)	(456)

Weighted average number of shares
Basic	35,612,100	40,447,415	40,447,415
Diluted	35,612,100	40,447,415	40,447,415
Earnings per share
Basic	2.34	(0.08)	(0.01)
Diluted	2.34	(0.08)	(0.01)

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended
	March 31,	March 31,	March 31,
	2022	2023	2023
	RMB	RMB	US$

Net income (loss) attributable to the Company’s shareholders	83,226	(3,150)	(458)
Less:
Change in fair value of contingent consideration	4,740	(4,518)	(658)
Change in fair value of warrants liability	4,499	(1,932)	(281)
Share based compensation	(3,726)	(1,893)	(276)
Adjusted net income attributable to the Company’s shareholders*	77,713	5,193	757

Adjusted net income attributable to the Company’s shareholders per ordinary share*
Basic	2.18	0.13	0.02
Diluted	2.18	0.13	0.02

“Adjusted net income attributable to the Company’s shareholders” is defined as net income attributable to the Company’s shareholders excluding change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” above.